SEC
Mail Processing
Section

FEB 29 2012

Washington, DC
125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40923

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Schroder Fund Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

2001 Market Street	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KW 6/4/12

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


12061301

Schroder Fund Advisors LLC
Statement of Financial Condition
December 31, 2011 and December 31, 2010

Assets	**2011**	**2010**
Cash	$327,181	$327,527
Receivable from parent	116,407	186,588
Receivable from affiliate	990,821	998,827
Pre paid regulatory fees	30,514	45,823
Accrued income	20,087	25,000
Total assets	$1,485,010	$1,583,765
Liabilities and member's equity		
Liabilities		
Due to parent	$121,915	$258,884
Due to affiliate	26,226	23,135
Accrued expenses	41,380	40,124
	$189,521	$322,143
Member's equity	$1,295,489	$1,261,622
Total liabilities and member's equity	$1,485,010	$1,583,765

The accompanying notes are an integral part of these financial statements.



Report of Independent Auditors

To the Board of Managers and Member of
Schroder Fund Advisors LLC:

In our opinion, the accompanying statements of financial condition presents fairly, in all material respects, the financial position of Schroder Fund Advisors LLC (the "Company") at December 31, 2011 and December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audits. We conducted our audits of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audits of the statement of financial condition provides a reasonable basis for our opinion

PricewaterhouseCoopers LLP

February 22, 2012

PricewaterhouseCoopers LLP, Two Commerce Square, Suite 1700, 2001 Market Street, Philadelphia, PA 19103-7045
T: (267) 330 3000, F: (267) 330 3300, www.pwc.com/us



Report of Independent Auditors

To the Board of Managers and Member of
Schroder Fund Advisors LLC:

In our opinion, the accompanying statements of financial condition and the related statements of operations, changes in member's equity and cash flows present fairly, in all material respects, the financial position of Schroder Fund Advisors LLC (the "Company") at December 31, 2011 and December 31, 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 22, 2012

OATH OR AFFIRMATION

I, Mark A. Hemenetz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Schroder Fund Advisors LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Mark A. Hemenetz

~~Authorized Signatory~~

Title

Notary Public

LINA S. KRIVYAN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01KR6208632
Qualified in New York County
My Commission Expires July 06, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1. Organization and nature of operations

Schroder Fund Advisors LLC (the "Company"), is a Delaware limited liability company that succeeded in interest to Schroder Fund Advisors Inc. ("SFA Inc."), a New York corporation, through a merger transaction on June 30, 2010 (the "Merger Date"), in accordance with Title 6, Section 18-209 of the Limited Liability Company Act of the State of Delaware and Section 902 of the New York Business Corporation Law, and pursuant to an Agreement and Plan of Merger. Schroder Investment Management North America Inc. (the "Parent") is the sole member of the Company. The Parent is a wholly owned subsidiary of Schroder US Holdings Inc., which is wholly owned by Schroders plc. SFA Inc., the predecessor, was incorporated on February 17, 1989 and, as of the Merger Date, the Company succeeded to all the rights, powers, privileges and franchises and became subject to all of the obligations, liabilities, restrictions and duties of SFA Inc. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority Inc. ("FINRA"). The Company principally provides underwriting, administrative and shareholder support services necessary for the operations of affiliated investment funds.

2. Significant accounting policies

Cash

Cash is on deposit at Citibank. The Company maintains its cash at a financial institution which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts with this financial institution and believes it is not subject to any significant credit risk on cash.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates and these differences could be significant.

Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, and which provide general indemnifications. The Company's maximum exposure in connection with these contracts is not currently estimable, as this would involve future claims that may be made against the Company that have not occurred.

3. Related party transactions

The Company earns certain 12b-1 fees from affiliated mutual funds. Salaries and general and administrative costs of the Company are borne by the Parent and allocated to the Company.

As part of Schroders plc's process to manage surplus cash and investment returns effectively, surplus cash of $990,821 (2010: $998,827) was swept to a central bank account held by Schroder Financial Services Limited, a related party. These balances are shown in 'Receivable from affiliate'.

4. Income taxes

The Company has a tax sharing agreement with its Parent and Schroder US Holdings Inc. This agreement generally provides that the Company's income tax expense be determined on a separate company basis, except for intercompany transactions which are eliminated. The Company's operations do not give rise to temporary differences. Accordingly, the Company's tax expense is currently payable. All current amounts due are shown in 'Due to affiliate' being due to Schroder US Holdings Inc.

The Company's taxable income is included in the consolidated U.S. federal income tax return of Schroder US Holdings Inc. and in combined state and local tax returns with certain affiliates of Schroder US Holdings Inc. federal, state and local income taxes are provided for on a separate-company basis.

For the year ended December 31, 2011, the Company's effective tax rate was 41% (2010: 46%). The difference between the federal statutory rate and the Company's effective rate is generally attributable to state and local taxes.

As of January 1, 2011, the Company did not have any potential exposure for tax, interest or penalties related to uncertain tax positions. There was no significant change to the uncertain tax positions for the year ended December 31, 2011. The Company does not believe there will be any material changes in its unrecognized tax positions over the next twelve months.

5. Regulatory capital requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which specifies uniform minimum net capital requirements for all registered brokers and dealers. The Company's aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. As of December 31, 2011, the Company had net capital, as defined, of $254,067 (2010: $191,972) which was $249,067 (2010: $182,935) in excess of its net capital requirement of $5,000 (2010: $9,037), and its ratio of aggregate indebtedness to net capital was 0.288 to 1 (2010: 0.706 to 1).

The Company has claimed exemption from the provision of the Securities and Exchange Commission's Rule 15c3-3 pursuant to the (k)(2)(i) exemptive provision as the Company does not hold funds or securities for, or owe money or securities to, customers.

6. Subsequent events

Management has evaluated the events and transactions that have occurred through February 22, 2012, the date the financial statements were issued, and noted no items requiring adjustment of the financial statements or additional disclosures.